Fuwei Films Announces Unaudited Financial Results for the First Quarter of 2010

-	Teleconference to be Held on June 1st, 2010 at 8:00 a.m. EDT –

-

BEIJING, May 28, 2010 - Fuwei Films (Holdings) Co. Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the first quarter of 2010 ended March 31, 2010.

Highlights

▪	Revenues were RMB 88.5 million (US$13.0 million), compared with RMB 74.5 million in the same period of 2009;

▪	Net income was RMB 0.3 million (US$0.04 million), compared with a net loss of RMB 14.1 million in the same period of 2009;

▪	Basic and diluted earnings per share was RMB 0.02(US$0.003), compared with basic and diluted net loss per share of RMB 1.08 in the same period of 2009;

▪	Net cash provided by operations was RMB 6.6 million (US$1.0 million), compared with RMB 9.5 million in the same period of 2009;

▪	Sales of Specialty films increased by 105.7% compared with the same period of 2009;

▪	Overseas sales increased by 8.1% for the quarter compared to 2009.

“We had a good first quarter of 2010 and have returned to profitability. We believe the market demand for our BOPET film products to have stabilized and increased,” said Mr. Xiaoan He, Chairman and CEO of Fuwei Films. “Our internal efforts at cutting our cost as well as a more robust global economy helped us in improving our business operation and we believe this trend will continue in 2010.”

First Quarter of 2010 Results

Revenues were RMB 88.5 million (US$13.0 million), compared with RMB 74.5 million in the same period of 2009.

Sales of specialty films in the first quarter of 2010 were RMB 8.5 million (US$1.3 million), compared with RMB 4.1 million in the same period of 2009, and increase of 105.7% of total revenues.

The following is a breakdown of commodity and specialty film sales for the three-month periods ended March 31, 2010 and 2009 (amounts in thousands):

	Three Month Period Ended March 31, 2010		% of Total	Three Month Period Ended March 31, 2009	% of Total
	RMB	US$		RMB
Printing film	9,286	1,360	10.5%	7,128	9.6%
Stamping film	57,683	8,451	65.2%	31,188	41.9%
Metallization film	7,705	1,129	8.7%	12,273	16.5%
Special film	8,532	1,250	9.6%	4,148	5.6%
Base film for other application	5,250	769	5.9%	19,780	26.5%

	88,455	12,959	100.0%	74,517	100.0%

Overseas sales during the three month ended March 31, 2010 were RMB 11.3 million (US$1.7 million), which accounted for 12.8 % of our total net revenues, as compared with RMB 10.5 million and 14.1% in the same period in 2009. Overseas sales increased by 8.1% compared with the same periods in 2009. The increase in sales was mainly due to the increase of sales volume and sales prices.

The following is a breakdown of domestic versus overseas sales for the three-month periods ended March 31, 2010 and 2009 (amounts in thousands):

	Three Month Period Ended March 31, 2010		% of Total	Three Month Period Ended March 31, 2009	% of Total
	RMB	US$		RMB
Sales in China	77,125	11,299	87.2%	64,034	85.9%
Sales in other countries	11,331	1,660	12.8%	10,483	14.1%

	88,455	12,959	100.0%	74,517	100.0%

Our gross profit was RMB 12.8 million (US$1.9 million) for the first three months of 2010, representing a gross margin of 14.4%, as compared to a gross profit of 0.1% from the same period in 2009, an increase of 14.3%. This was mainly due to an increase in average sales price of our products during the first three months of 2010 compared with the same period in 2009.

Operating expenses for the three months ended March 31, 2010 were RMB10.9 million (US$1.6 million), as compared to RMB16.3 million (US$2.4 million) or 33.2% lower than the same period in 2009. This decrease was mainly due to decreased delivery costs and decreased allowances for doubtful account receivable and other receivables.

During the first three months of 2010, the Company recorded an income tax expense of RMB 19,000 (US$ 3,000) compared to an income tax benefit of RMB 2.5 million (US$ 0.3 million) during the same period in 2009. This decrease of tax benefit was mainly due to decreased deferred income tax benefit from bad debt allowances and net loss carry forward.

Net income during the first three months of 2010 was RMB 0.3 million (US$ 0.04 million) compared to net loss of RMB 14.1 million (US$2.1 million) during the same period in 2009, representing an increase of RMB14.4 million from the same period in 2009. The increase of net income was mainly due to the increase in gross margin and decrease of the operating expenses.

Net cash provided by operating activities in the first quarter was RMB 6.6 million (US$1.0 million), compared with RMB 9.5 million in the same period of 2009.

Total shareholders’ equity was RMB 511.9 million (US$75.0 million) as of March 31, 2010, compared with RMB 511.8 million as of December 31, 2009.

As of March 31, 2010, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Tuesday, June 1st, at 8:00 a.m. EDT / 8:00 p.m. Beijing time to discuss its quarterly results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following access codes: Account #: 286 and Conference ID: 350870. The replay will be available until June 8, 2010, at 11:59 p.m. EDT.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei Fimls' BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the short and long-term effects of the global financial crisis on the Company and the BOPET film industry; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Maggie Huang
Investor Relations Manager
Phone: +86-10-6852-2612
Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Leslie Wolf-Creutzfeldt
Investor Relations
Grayling
Phone: +1-646-284-9472
Email: leslie.wolf-creutzfeldt@us.grayling.com

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(amounts in thousands except share and per share value)
(UNAUDITED)
	March 31, 2010		December 31, 2009

	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	34,265	5,020	26,804
Restricted cash	9,891	1,449	12,541
Accounts and bills receivable, net	34,123	4,999	28,785
Inventories	46,993	6,885	45,039
Advance to suppliers	3,694	541	3,956
Prepayments and other receivables	911	134	957
Deferred tax assets - current	1,251	183	1,198
Total current assets	131,129	19,211	119,282

Plant, properties and equipment, net	310,362	45,468	318,600
Construction in progress	237,781	34,835	237,118
Lease prepayments, net	21,417	3,138	21,548
Advanced to suppliers - Long Term	2,041	299	2,367
Goodwill	10,276	1,505	10,276
Deposit	21,000	3,077	21,000
Deferred tax assets - non current	5,246	769	5,318

Total assets	739,252	108,302	735,509

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	143,179	20,976	153,179
Accounts payables	25,766	3,775	25,898
Advance from customers	15,683	2,298	12,608
Accrued expenses and other payables	7,530	1,103	6,981
Total Current Liabilities	192,158	28,152	198,666

Long-term loan	35,000	5,128	25,000

Total liabilities	227,158	33,280	223,666

Commitments and contingencies

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	1,952	13,323
Additional paid-in capital	311,907	45,695	311,907
Statutory reserve	29,338	4,298	29,338
Retained earnings	156,307	22,899	156,006
Cumulative translation adjustment	979	143	993
Total shareholders’ equity	511,854	74,987	511,567
Non-controlling interest	240	35	276
Total equity	512,094	75,022	511,843

Total liabilities and equity	739,252	108,302	735,509

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2010 AND 2009
(amounts in thousands except share and per share value)
(UNAUDITED)
	The Periods End March 31,
	2010		2009
	RMB	US$	RMB

Revenues, net	88,455	12,956	74,517
Cost of sales	(75,689)	(11,086)	(74,444)

Gross profit	12,767	1,870	73

Operating expenses
Distribution expenses	(3,396)	(497)	(4,897)
Administrative expenses	(7,529)	(1,103)	(11,462)
Total operating expenses	(10,925)	(1,600)	(16,359)

Operating income/(loss)	1,842	270	(16,286)

Other income/(expense)
- Interest income	14	2	101
- Interest expense	(1,618)	(237)	-
- Others income/(expense), net	44	6	(445)

Total other expense	(1,559)	(228)	(344)

Income/(loss) before income tax benefit/(expense)	283	41	(16,630)

Income tax benefit/(expense)	(19)	(3)	2,494

Net income/(loss)	264	39	(14,136)

Net income/(loss) attributable to non-controlling interests	(36)	(5)	-

Net income/(loss) attributable to the Company	300	44	(14,136)

Other comprehensive income/(loss)
- Foreign currency translation adjustments	(14)	(2)	(11)

Comprehensive income/(loss)	286	42	(14,147)

Earnings/(loss) per share, Basic and diluted	0.02	0.003	(1.08)

Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2010 AND 2009
(amounts in thousands except share and per share value)
(UNAUDITED)
	Periods Ended March 31, 2010		Periods Ended March 31, 2009
	RMB	US$	RMB
Cash flow from operating activities
Net income/(loss)	264	39	(14,136)
Adjustments to reconcile net income/(loss) to net cash
provided by operating activities
- Depreciation of property, plant and equipment	9,707	1,422	7,284
- Amortization of intangible assets	113	17	113
- Deferred income taxes	19	3	(2,493)
- Bad debt expense/	356	52	6,148
Changes in operating assets and liabilities
- Accounts receivable	(5,693)	(834)	9,534
- Inventories	(1,954)	(286)	(2,632)
- Advance to suppliers	262	38	4,033
- Prepaid expenses and other current assets	23	3	(5,579)
- Accounts payable	(130)	(19)	(44)
- Accrued expenses and other payables	(419)	(61)	(361)
- Advance from customers	3,075	450	9,086
- Tax payable	978	143	(1,445)

Net cash provided by operating activities	6,599	967	9,508

Cash flow from investing activities
Purchases of property, plant and equipment	(1,469)	(215)	(427)
Restricted cash related to trade finance	2,650	388	2,647
Advance to suppliers – non current	326	48	(305)
Addition to construction in progress	(663)	(97)	(2,205)

Net cash (used in)/provided by investing activities	844	124	(290)

Cash flow from financing activities
Principal payments of short-term bank loans	(10,000)	(1,465)	(12,264)
Proceeds from short-term bank loans	10,000	1,465	10,000

Net cash used in financing activities	-	-	(2,264)

Effect of foreign exchange rate changes	18	4	(13)

Net increase (decrease) in cash and cash equivalent	7,461	1,094	6,941

Cash and cash equivalent
At beginning of periods	26,804	3,926	15,823
At end of periods	34,265	5,020	22,764

SUPPLEMENTARY DISCLOSURE:
Interest paid	2,045	299	1,777
Income tax paid	-	-	-